[NEW DRAGON LETTERHEAD]

August 22, 2006

Mr. Jonathan Duersch Securities and Exchange Commission Division of Corporation Finance Mail Stop 7010 150 F Street, N.E. Washington D.C. 20549

Re:	New Dragon Asia Corporation Form 10-K for the Fiscal Year ended December 31, 2005 Form 10-Q for the Fiscal Quarter ended March 31, 2006 Response Letter Dated August 3, 2006 File No. 1-15046

Dear Mr. Duersch:

New Dragon Asia Corporation (the “Company”) is in receipt of and has been working towards responding to Ms. Jill Davis’ letter dated August 3, 2006 relating to the annual and quarterly reports referenced above. While the Company is endeavoring to respond to the Staff’s comments in a timely manner, certain of the comments require further expertise in areas of accounting theory and practice related to the valuation of derivatives. As a result of this and as a result of conversations with the Staff subsequent to its receipt of the letter, the Company has engaged the services of an independent valuation consultant to assist with alternative valuation methodologies that will be used in preparing revised financial statements to respond to the Staff’s comments.

As you discussed with Matthew Kepke of Loeb & Loeb LLP, we understand that the Staff understands the need to extend the time during which the Company must respond to the comments. We would respectfully request that the Staff provide this accommodation to the Company so that our response is as correct and comprehensive as possible and reflects the necessary consideration of the issues raised by the Staff. The Company plans to respond to the Staff’s comments by or before September 15, 2006.

Please feel free to contact me at (86) 755 8831 2118 or Norwood Beveridge of Loeb & Loeb LLP at (212) 407-4970 with any questions or concerns in this regard.

Sincerely,

/s/ Peter Mak Peter Mak Chief Financial Officer

cc:	Mitchell Nussbaum, Esq. Norwood Beveridge, Esq. Loeb & Loeb LLP